MIRANDA GOLD CORP.
Suite 1410 – 800 West Pender Street
Vancouver, B.C.
V6C 2V6

February 1, 2006	TSX Venture Exchange Symbol: MAD
Frankfurt and Berlin Stock Exchange Symbol: MRG
NASD OTC Bulletin Board Exchange Symbol: MRDDF
Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@mirandagold.com
Website: www.mirandagold.com

Appointment of Chief Financial Officer

Miranda Gold Corp. is pleased to announce the appointment of Doris Meyer as Chief Financial Officer effective February 1, 2006.

Doris Meyer is well experienced in the mining industry and is a Member of the Associations of the Certified General Accountants of British Columbia and Canada. She brings to Miranda her experience as Vice President, Finance of Queenstake Resources Ltd., a Canadian gold mining company, from 1985 to 2003 and it's Corporate Secretary until 2004. While at Queenstake she participated in or led negotiations of joint venture and purchase agreements, equity financings, debt financings and capital acquisitions. In 1996 Mrs. Meyer formed Golden Oak Corporate Services Ltd. and she acts as Chief Financial Officer and/or Corporate Secretary of several publicly traded mining companies and her company provides those clients with administrative, accounting and compliance services.

Dennis Higgs has resigned as Chief Financial Officer but will stay on as an active Director of the Company and Chairman of the Board. Mr. Higgs is the founder of Miranda Gold Corp. and played a key role in assembling the Nevada operations team and directing its focus into the Cortez trend. The Company thanks him for his service in the CFO capacity and looks forward to his continued involvement with the company.

Miranda is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Newcrest Resources Inc., Newmont Mining Corporation, Placer Dome U.S. Inc., Agnico-Eagle (USA) Ltd., Barrick Gold Exploration Inc., the Cortez Joint Venture, and Golden Aria Corp.

The Directors have granted Incentive Stock Options on 125,000 shares of the Company’s capital stock, exercisable for up to five years at a price of $2.07 per share pursuant to the Company’s Stock Option Plan. The options granted will be subject to any applicable regulatory hold periods.

For more information visit the Company’s web site at www.mirandagold.com.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham
President and CEO

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.